UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March 2014
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated March 11, 2014, announcing firstly that the Company has agreed to acquire two 5,800 teu container vessels in combination with long term charters and secondly that it has agreed a settlement for a claim for breach of charterparties.

EXHIBIT 1

SFL - Acquisition of two container vessels in combination with long-term charters and settlement of claim for breach of charterparties

Press release from Ship Finance International Limited, March 11, 2014.

Ship Finance International Limited (NYSE: SFL) ("Ship Finance" or the "Company") today announced the agreement to acquire two 5,800 teu post-panamax container vessels built in 2001/2002 in combination with long-term charters.

The vessels are expected to be delivered to SFL over the course of the next few weeks, and the annual EBITDA contribution is estimated to be approximately $5.5 million on average during the charter period. The charters include a purchase option with profit share after 5 years.

The Company is also pleased to announce the settlement of a claim relating to four Handysize dry bulk carriers which were redelivered to us in 2012, before the final maturity of their charters. A significant portion of the settlement amount has been paid to us in cash already, with the remaining amount to be paid in installments over the next three quarters. The Company expects to book a gain of approximately $25 million relating to the settlement.

Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: “Similar to the acquisition of the seven 4,100 teu container vessels last week, the acquisition of these additional 5,800 teu container vessels were also sourced from the German KG market. While the capital to be invested in the vessels is limited, the risk/reward profile of the transactions is viewed as attractive. Our business model allows us to target opportunities across our core business segments, and our main strategy remains to acquire modern vessels and rigs and combine with charters to leading operators.”

Mr Hjertaker continued: “We are also happy to see the effect of our resolve and patience coming to fruition with the settlement of a two year old chartering dispute. The vessels in question have been operated in the market without any disruption, and the market has recovered from the low-point two years ago. The cash received from the settlement will be made available for new investments.”

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions could be directed to:
Ole B. Hjertaker, Chief Executive Officer, Ship Finance Management AS
+47 23114011
Magnus T. Valeberg, Senior Vice President, Ship Finance Management AS
+47 23114012

About Ship Finance
Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, the Company has a fleet of 73 vessels, including 22 crude oil tankers (VLCC and Suezmax), two chemical tankers, 12 drybulk carriers, 24 container vessels (including six newbuildings), two car carriers, six offshore supply vessels, two jack-up drilling rigs, two ultra-deepwater semi-submersible drilling rigs and one ultra-deepwater drillship. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters.

More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: March 11, 2014	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)